# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bloom Energy Corp, CIK 0001664703
CUSIP: 093712107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4353 North First Street, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 08/14/2025
Amends the filing with accession number 0001213900-22-061963
Filed by CIK 0001944449
Persons authorized to receive notices and communications: Joonsik Chai, SK ecoplant Co., Ltd. 19 Yulgok-ro 2-gil, Jongno-gu, Seoul, Korea Republic Of (M5), 03149, 82-2-3700-9201

## Reporting persons
- SK ecoplant Co., Ltd. (CIK 0001944449): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: bank loan (BK), working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 10,883,701; sole dispositive power 0; shared dispositive power 10,883,701; aggregate amount beneficially owned 10,883,701 (4.7% of the class)
- Econovation, LLC (CIK 0001966119): type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: affiliate funds (AF), working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 10,883,701; sole dispositive power 0; shared dispositive power 10,883,701; aggregate amount beneficially owned 10,883,701 (4.7% of the class)
- Blooming Green Energy Limited: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bloom Energy Corp
Address of issuer's principal executive offices: 4353 North First Street, San Jose, California (CA), 95134
Comment:
This Amendment No. 8 (this "Amendment") amends and restates Amendment No. 7 filed on August 18, 2025 to the Schedule 13D filed on October 4, 2022, as amended by Amendment No. 1, filed on December 12, 2022, Amendment No. 2, filed on March 14, 2023, Amendment No. 3, filed on March 24, 2023, Amendment No. 4, filed on April 19, 2023, Amendment No. 5, filed on September 23, 2023, and Amendment No. 6, filed on July 10, 2025 and is made pursuant to Rule 13d-1(a) of the Act.

This Amendment corrects certain technical errors in Amendment No. 7 by checking the box in Item 5 in the Reporting Person Information for SK Ecoplant Co., Ltd., correctly identifying the current manager of Econovation, LLC ("Econovation") in Schedule I to Item 2 and reporting August 14, 2025 as the date on which the reporting persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock in Item 5(e). No other changes have been made from Amendment No. 7.

SK ecoplant Co., Ltd.'s ("SK") beneficial ownership of the Class A Common Stock of Bloom Energy Corporation (the "Issuer") consists of 10,883,701 shares of Class A Common Stock held by Econovation, of which SK is the managing member. SK and Econovation share voting power over the 10,883,701 shares of the Issuer's Class A Common Stock as a result of SK being the managing member of Econovation.

Blooming Green Energy Limited (the "SPC") is deemed a member of a group with SK and Econovation with respect to the 10,883,701 shares of the Issuer's Class A Common Stock held by Econovation; however, because SK is currently the managing member of Econovation, the SPC is not deemed to have voting or dispositive power over the 10,883,701 shares of the Issuer's Class A Common Stock and is therefore not a beneficial owner of such shares.

This Amendment discloses the sale by Econovation of 2,608,000 shares of the Class A Common Stock of the Issuer as further described in Item 5(c).

## Item 2. Identity and Background
Name of person filing: Item 2 of Schedule 13D is hereby amended and supplemented by the information set forth on Schedule I hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and supplemented by the information set forth below:

(a)-(b) The aggregate number and percentage of the Class A Common Stock beneficially owned by SK and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are hereby incorporated herein by reference. Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on 233,997,970 shares of Class A Common Stock of Issuer outstanding as of July 28, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.

The aggregate number and percentage of the Class A Common Stock beneficially owned by Econovation and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are hereby incorporated herein by reference. Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on 233,997,970 shares of Class A Common Stock of Issuer outstanding as of July 28, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: On July 10, 2025, SK sold 10,000,000 shares of the Class A Common Stock of the Issuer in a Rule 144 block sale at a price per share of $27.60, for aggregate gross proceeds of $276,000,000.00. On August 14, 2025, Econovation sold 2,608,000 shares of the Class A Common Stock of the Issuer in a Rule 144 block sale at a price per share of $42.28, for aggregate gross proceeds of $110,266,240.00. Except as set forth in this Schedule 13D/A, neither SK, Econovation, nor the SPC has effected any other transactions in the Class A Common Stock of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D/A, no other person is known by SK, Econovation, or the SPC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of the Issuer beneficially owned by SK or Econovation.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 14, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Securities Purchase Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

B Side Letter, dated August 16, 2022, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

C Amendment to Side Letter, dated December 6, 2022, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

D Early Close Agreement, dated February 27, 2023, by and among Bloom Energy Corporation, SK ecoplant Co., Ltd. and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).

E Securities Purchase Agreement, dated March 9, 2023, by and among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).

F Amendments to Securities Purchase Agreement and Investor Agreement, dated March 20, 2023, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).

G Certificate of Designation of Series B Redeemable Convertible Preferred Stock, dated March 20, 2023, by Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).

H Contribution Agreement, dated March 23, 2023, by and between SK ecoplant Co., Ltd. and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).

I Amended and Restated Securities Purchase Agreement, dated March 24, 2023, by and among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).

J Amended and Restated Limited Liability Company Agreement, dated March 24, 2023, by and between SK ecoplant Co., Ltd. and Blooming Green Energy Limited (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).

K Members Agreement, dated March 24, 2023, by and among SK ecoplant Co., Ltd., Blooming Green Energy Limited and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).

L Shareholder's Loan Agreement, dated March 20, 2023, by and between SK ecoplant Co., Ltd. and Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).

M Certificate of Amendment to the Certificate of Designation of Series B Redeemable Convertible Preferred Stock, dated April 18, 2023, by Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 4 on April 19, 2023).

N Amendment No. 1 to the Amended and Restated Securities Purchase Agreement, dated April 14, 2023, by and among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 4 on April 19, 2023).

O Investor Agreement, dated December 29, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

P Joint Venture Agreement, dated September 24, 2019, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

Q Amendment to the Joint Venture Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

R Amended and Restated Preferred Distributor Agreement, dated October 23, 2021, by and between Bloom Energy Corporation, Bloom SK Fuel Cell, LLC and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

S Commercial Collaboration Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

T K-Sure Overseas Investment Insurance (Investment Financing) Facility, dated December 12, 2021, by and between SK ecoplant Co., Ltd., as Borrower, and BNP Paribas, as Lender, Mandated Lead Arranger and Bookrunner (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

U The Overseas Investment Insurance (Investment Financing) Policy, dated December 21, 2021, by and among BNP Paribas Facility, SK, BNP Paribas and the Korea Trade Insurance Corporation (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

V Loan (Credit) Transaction Agreement, dated November 2021, by and between SK and The ExportImport Bank of Korea (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).

W Joint Filing Agreement, dated March 10, 2023, by and among SK ecoplant Co., Ltd., Econovation, LLC and Blooming Green Energy Limited (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).

## Signatures
- SK ecoplant Co., Ltd.: /s/ Joonsik Chai, Joonsik Chai, Chief Financial Officer (08/18/2025)
- Econovation, LLC: /s/ Jucheol Kim, Jucheol Kim, Director (08/18/2025)
- Blooming Green Energy Limited: /s/ Jucheol Kim, Jucheol Kim, Director (08/18/2025)